                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2002


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK 51371, ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F    X    Form 40-F
                                     -----             -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes         No    X
                                     -----      -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)
                                                 -----

Attached hereto and incorporated by reference herein are the following:

1) Consolidated financial statements of Tefron Ltd. for the fiscal quarter ended September 30, 2002, prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP") and the Israeli Securities Regulations (Periodic and Immediate Report), 1970 (the "Israeli Regulations"). These financial statements were attached to the quarterly report of Macpell Industries Ltd., an Israeli company which owns approximately 35% of the outstanding ordinary shares of Tefron. Macpell is required by the Israeli Securities Authority to attach to its quarterly financial statements for the period ended September 30, 2002, the financial statements of Tefron prepared in accordance with Israeli GAAP and the Israeli Regulations.

     These financial statements are in addition to the financial statements of Tefron Ltd. for the three-month period ended September 30, 2002, prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2002.

2) Management's discussion and analysis of financial conditions and results of operations for the fiscal quarter ended September 30, 2002, with respect to the financial statements of Tefron prepared in accordance with U.S. GAAP.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                         (Registrant)


                                          By:/s/ Gil Rozen
                                             -------------------------------
                                             Name:  Gil Rozen
                                             Title: Chief Financial Officer



                                          By:/s/ Hanoch Zlotnik
                                             -------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Controller


Date:  December 3, 2003

                                   TEFRON LTD.



               CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



                            AS OF SEPTEMBER 30, 2002



                                    UNAUDITED


                                    I N D E X
                                    ---------


                                                                        PAGE
                                                                      --------

REVIEW REPORT OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS      2

CONSOLIDATED BALANCE SHEETS                                              3-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                    5-6

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                             7

CONSOLIDATED STATEMENTS OF CASH FLOWS                                    8-9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                          10-11


                            - - - - - - - - - - - - -

[LOGO] ERNST & YOUNG       / / KOST FORER & GABBAY      / / PHONE: 972-3-6232525
                               3 AMINADAV ST.               FAX:   972-3-5622555
                               TEL-AVIV 67067, ISRAEL



The Board of Directors of
Tefron Ltd.
-----------


Re: Review report of unaudited interim consolidated financial statements for the nine months and three months ended September 30, 2002
         ---------------------------------------------------------------------



       At your request, we have reviewed the accompanying interim consolidated balance sheet of Tefron Ltd. as of September 30, 2002, and the related consolidated interim statements of operations, changes in shareholders' equity and cash flows for the nine months and three months then ended. The consolidated financial statements for previous periods were audited and reviewed by other auditors.


       Our review was made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of meetings of the shareholders and the board of directors and its committees, and making inquiries of certain officers responsible for financial and accounting matters.


       The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards in Israel, and are limited in scope. Therefore, we do not express an opinion on the interim consolidated financial statements.


       In the course of our review, nothing came to our attention that would indicate that material changes to the interim consolidated financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.



Tel-Aviv, Israel                                       KOST FORER & GABBAY
November 25, 2002                               A Member of Ernst & Young Global


                                                                                                            TEFRON LTD.

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              SEPTEMBER 30,
                                                                      ----------------------------   DECEMBER 31,
                                                                           2002           2001           2001
                                                                      -------------- ------------- ----------------
                                                                                UNAUDITED              AUDITED
                                                                      ---------------------------- ----------------
    ASSETS

 CURRENT ASSETS:
  Cash and cash equivalents                                            $      8,323   $      1,917   $       5,078
  Trade receivables, net                                                     17,462         23,336          23,440
  Other receivables                                                           4,657      (* 12,885       (* 12,424
  Inventories                                                                27,061         26,765          25,122
                                                                       ------------   ------------   -------------

                                                                             57,503         64,903          66,064
                                                                       ------------   ------------   -------------

 INVESTMENTS IN INVESTEE COMPANIES                                              348          (*451       (*    517
                                                                       ------------   ------------   -------------

 FIXED ASSETS:
  Cost                                                                      155,324        153,310         152,672
  Less - accumulated depreciation                                            50,381         40,659          43,229
                                                                       ------------   ------------   -------------

                                                                            104,943        112,651         109,443
                                                                       ------------   ------------   -------------

 OTHER ASSETS:
  Goodwill                                                                   29,462   (*    47,594       (* 46,952
  Deferred taxes                                                              7,549              -               -
  Advance to supplier of fixed assets                                         1,291              -           1,329
  Other                                                                       1,272   (*       265       (*    314
                                                                       ------------   ------------   -------------

                                                                             39,574         47,859          48,595
                                                                       ------------   ------------   -------------

 Total assets                                                          $    202,368   $    225,864   $     224,619
                                                                       ============   ============   =============

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                       TEFRON, LTD.
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              SEPTEMBER 30,
                                                                      ----------------------------   DECEMBER 31,
                                                                           2002           2001           2001
                                                                      -------------- ------------- ----------------
                                                                                UNAUDITED              AUDITED
                                                                      ---------------------------- ----------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
  Short-term bank loans and overdrafts                                 $     21,983   $     17,889   $      18,675
  Current maturities of long-term debt:
    Bank                                                                     13,260         22,120          22,119
    Capital leases and note payable                                           2,153          2,998           3,358
  Trade payables                                                             26,166         22,645          20,328
  Other payables and accrued expenses                                         6,691          8,143           8,856
                                                                       ------------   ------------   -------------

                                                                             70,253         73,795          73,336
                                                                       ------------   ------------   -------------
 LONG-TERM LIABILITIES:
  Bank loans                                                                 60,815         82,076          80,075
  Capital leases and note payable                                             3,660          8,505           7,382
  Deferred taxes                                                             10,384          3,191           7,226
  Accrued severance pay, net                                                  1,797          1,589           1,577
                                                                       ------------   ------------   -------------

                                                                             76,656         95,361          96,260
                                                                       ------------   ------------   -------------

 MINORITY INTEREST (Note 6)                                                  13,051              -               -
                                                                       ------------   ------------   -------------

 SHAREHOLDERS' EQUITY:
 Share capital -
  Ordinary shares of NIS 1 par value:
    Authorized - 50,000,000 shares;
    Issued and outstanding 13,409,566 shares                                  5,575          5,575           5,575
  Deferred shares of NIS 1 par value:
    authorized, issued and outstanding - 4,500 shares                             1              1               1
  Additional paid-in capital                                                 62,810         62,810          62,810
  Deferred compensation                                                           -            (95)            (68)
  Cumulative foreign currency translation adjustments                             -             80              50
  Accumulated deficit                                                       (18,570)        (4,255)         (5,937)
                                                                       ------------   ------------   -------------

                                                                             49,816         64,116          62,431

  Less - 997,400 Ordinary shares in treasury, at cost                        (7,408)        (7,408)         (7,408)
                                                                       ------------   ------------   -------------

 Total shareholders' equity                                                  42,408         56,708          55,023
                                                                       ------------   ------------   -------------

 Total liabilities and shareholders' equity                            $    202,368   $    225,864   $     224,619
                                                                       ============   ============   =============


The accompanying notes are an integral part of the consolidated financial statements.


     November 25, 2002
-----------------------------                  ------------------------------------------       --------------------------
  Date of approval of the                                      Y. SHIRAN                                G. ROZEN
    financial statements                         Chief Executive Officer and Director            Chief Financial Officer


                                                                                                            TEFRON, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


                                                NINE MONTHS ENDED             THREE MONTHS ENDED             YEAR
                                                  SEPTEMBER 30                   SEPTEMBER 30                ENDED
                                          ------------------------------ ------------------------------   DECEMBER 31,
                                               2002           2001            2002           2001             2001
                                          -------------- --------------- -------------- --------------- ----------------
                                                                   UNAUDITED                                AUDITED
                                          ------------------------------------------------------------- ----------------
  Sales                                   $    139,906   $     139,708   $     50,054   $      48,321   $     188,949

  Cost of sales                                111,593         128,748         39,559          42,732         169,173
                                          -------------- --------------- -------------- --------------- ----------------

  Gross profit                                  28,313          10,960         10,495           5,589          19,776
                                          -------------- --------------- -------------- --------------- ----------------

  Selling expenses                               8,965           8,920          3,161           2,790          12,434

  General and administrative expenses            5,976           7,485          1,777           2,320           8,989
                                          -------------- --------------- -------------- --------------- ----------------

                                                14,941          16,405          4,938           5,110          21,423
                                          -------------- --------------- -------------- --------------- ----------------

  Operating income (loss)                       13,372          (5,445)         5,557             479          (1,647)
  Financing expenses, net                        4,224           7,420          1,247           1,971           9,396
  Other expenses, net                            1,810               -          1,805               -             843
                                          -------------- --------------- -------------- --------------- ----------------

  Income (loss) before income taxes              7,338         (12,865)         2,505          (1,492)        (11,886)

  Income taxes (tax benefit)                     3,202          (3,358)         1,485            (377)           (837)
                                          -------------- --------------- -------------- --------------- ----------------

  Income (loss) after income taxes               4,136          (9,507)         1,020          (1,115)        (11,049)
  Equity in losses of an affiliate                (378)           (100)          (145)           (100)           (240)
  Minority interest in earnings of
    subsidiary                                    (182)              -           (182)              -               -
                                          -------------- --------------- -------------- --------------- ----------------

  Net income (loss) from Ordinary
    activities                                   3,576          (9,607)           693          (1,215)        (11,289)
  Cumulative effect of change in
    accounting principle (Note 4)               16,209               -              -               -               -
                                          -------------- --------------- -------------- --------------- ----------------

  Net income (loss) for the period        $    (12,633)  $      (9,607)  $        693   $      (1,215)  $     (11,289)
                                          ============== =============== ============== =============== ================


The accompanying notes are an integral part of the consolidated financial statements


                                                                                                            TEFRON, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (Cont.)
------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                NINE MONTHS ENDED             THREE MONTHS ENDED             YEAR
                                                  SEPTEMBER 30                   SEPTEMBER 30                ENDED
                                          ------------------------------ ------------------------------   DECEMBER 31,
                                               2002           2001            2002           2001             2001
                                          -------------- --------------- -------------- --------------- ----------------
                                                                   UNAUDITED                                AUDITED
                                          ------------------------------------------------------------- ----------------
 Basic earning per share:

 Earning (losses) per share from ordinary
   activities                             $        0.29  $        (0.77) $        0.06  $        (0.10) $         (0.91)
 Loss per share from cumulative effect
   of change in accounting principle              (1.31)              -              -               -                -
                                          -------------- --------------- -------------- --------------- ----------------

 Net losses per share                     $       (1.02) $        (0.77) $        0.06  $        (0.10) $         (0.91)
                                          ============== =============== ============== =============== ================

 Diluted earnings per share:

 Earnings per share from ordinary
   activities                             $        0.26  $            -  $        0.05  $            -  $             -
 Loss per share from cumulative effect
   of change in accounting principle              (1.17)              -              -               -                -
                                          -------------- --------------- -------------- --------------- ----------------

 Net earnings (losses) per share          $       (0.91) $            -  $        0.05  $            -  $             -
                                          ============== =============== ============== =============== ================


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                                         TEFRON LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS
                                                                                                     CUMULATIVE
                                                                                                       FOREIGN
                                                        NUMBER OF                     ADDITIONAL       CURRENCY
                                                         ORDINARY        SHARE         PAID-IN       TRANSLATION       DEFERRED
                                                          SHARES        CAPITAL        CAPITAL       ADJUSTMENTS     COMPENSATION
                                                      --------------------------------------------- --------------- ----------------
 Balance as of January 1, 2002 (audited)               12,412,166     $     5,576    $    62,810     $        50     $       (68)
 Amortization of deferred compensation                          -               -              -               -              68
 Foreign currency translation adjustment                        -               -              -             (50)              -
 Net loss                                                       -               -              -               -               -
                                                      --------------------------------------------- --------------- ----------------

 Balance as of September 30, 2002 (unaudited)          12,412,166     $     5,576    $    62,810     $         -     $         -
                                                      ============================================= =============== ================

 Balance as of January 1, 2001 (audited)               12,412,166     $     5,576    $    62,810     $         -     $      (137)
 Amortization of deferred compensation                          -               -              -               -              42
 Foreign currency translation adjustments                       -               -              -              80               -
 Net loss                                                       -               -              -               -               -
                                                      --------------------------------------------- --------------- ----------------

 Balance as of September 30, 2001 (unaudited)          12,412,166     $     5,576    $    62,810     $        80     $       (95)
                                                      ============================================= =============== ================

 Balance as of July 1, 2002 (unaudited)                12,412,166     $     5,576    $    62,810     $         -     $         -
 Net income                                                     -               -              -               -               -
                                                      --------------------------------------------- --------------- ----------------

 Balance as of September 30, 2002 (unaudited)          12,412,166     $     5,576    $    62,810     $         -     $         -
                                                      ============================================= =============== ================

 Balance as of July 1, 2001 (unaudited)                12,412,166     $     5,576    $    62,810     $         -     $      (109)
 Amortization of deferred compensation                          -               -              -               -              14
 Foreign currency translation adjustments                       -               -              -              80               -
 Net loss                                                       -               -              -               -               -
                                                      --------------------------------------------- --------------- ----------------

 Balance as of September 30, 2001 (unaudited)          12,412,166     $     5,576    $    62,810     $        80     $       (95)
                                                      ============================================= =============== ================

 Balance as of January 1, 2001 (audited)               12,412,166     $     5,576    $    62,810     $         -     $      (137)
 Foreign currency translation adjustments                       -               -              -              50               -
 Amortization of deferred compensation                          -               -              -               -              69
 Net loss                                                       -               -              -               -               -
                                                      --------------------------------------------- --------------- ----------------

 Balance as of December 31, 2001 (audited)             12,412,166     $     5,576    $    62,810     $        50     $       (68)
                                                      ============================================= =============== ================


                                                         RETAINED
                                                         EARNINGS
                                                       (ACCUMULATED      TREASURY
                                                         DEFICIT)         SHARES         TOTAL
                                                      ----------------------------------------------

 Balance as of January 1, 2002 (audited)              $    (5,937)    $    (7,408)   $    55,023
 Amortization of deferred compensation                          -               -             68
 Foreign currency translation adjustment                        -               -            (50)
 Net loss                                                 (12,633)              -        (12,633)
                                                      ----------------------------------------------

 Balance as of September 30, 2002 (unaudited)         $   (18,570)    $    (7,408)   $    42,408
                                                      ==============================================

 Balance as of January 1, 2001 (audited)              $     5,352     $    (7,408)   $    66,193
 Amortization of deferred compensation                          -               -             42
 Foreign currency translation adjustments                       -               -             80
 Net loss                                                  (9,607)              -         (9,607)
                                                      ----------------------------------------------

 Balance as of September 30, 2001 (unaudited)         $    (4,255)    $    (7,408)   $    56,708
                                                      ==============================================

 Balance as of July 1, 2002 (unaudited)               $   (19,263)    $    (7,408)   $    41,715
 Net income                                                   693               -            693
                                                      ----------------------------------------------

 Balance as of September 30, 2002 (unaudited)         $   (18,570)    $    (7,408)   $    42,408
                                                      ==============================================

 Balance as of July 1, 2001 (unaudited)               $    (3,040)    $    (7,408)   $    57,829
 Amortization of deferred compensation                          -               -             14
 Foreign currency translation adjustments                       -               -             80
 Net loss                                                  (1,215)              -         (1,215)
                                                      ----------------------------------------------

 Balance as of September 30, 2001 (unaudited)         $    (4,255)    $    (7,408)   $    56,708
                                                      ==============================================

 Balance as of January 1, 2001 (audited)              $     5,352     $    (7,408)   $    66,193
 Foreign currency translation adjustments                       -               -             50
 Amortization of deferred compensation                          -               -             69
 Net loss                                                 (11,289)              -        (11,289)
                                                      ----------------------------------------------

 Balance as of December 31, 2001 (audited)            $    (5,937)    $    (7,408)   $    55,023
                                                      ==============================================


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                             TEFRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                NINE MONTHS ENDED             THREE MONTHS ENDED             YEAR
                                                  SEPTEMBER 30                   SEPTEMBER 30                ENDED
                                          ------------------------------ ------------------------------   DECEMBER 31,
                                               2002           2001            2002           2001             2001
                                          -------------- --------------- -------------- --------------- ----------------
                                                                   UNAUDITED                                AUDITED
                                          ------------------------------------------------------------- ----------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                        $     (12,633) $       (9,607) $         693  $       (1,215) $       (11,289)
 Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities (a)                      35,854          18,295         10,770           5,572           26,486
                                          -------------- --------------- -------------- --------------- ----------------

 Net cash provided by operating
   activities                                    23,221           8,688         11,463           4,357           15,197
                                          -------------- --------------- -------------- --------------- ----------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Investment in fixed assets                      (1,889)         (5,346)          (534)         (1,457)          (6,475)
 Investment grants received                       1,659           5,604             32           5,369            5,732
 Proceeds from sale of fixed assets                  82             133             10               -                -
 Investment in investee company                    (234)         (1,251)             -             (35)          (1,487)
                                          -------------- --------------- -------------- --------------- ----------------

 Net cash provided by (used in)
   investing activities                            (382)           (860)          (492)          3,877           (2,230)
                                          -------------- --------------- -------------- --------------- ----------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of long-term bank loans              (47,118)         (6,108)       (36,058)         (2,762)          (8,110)
 Payment under capital leases and note
   payable                                       (5,258)         (2,383)        (3,458)         (1,139)          (3,146)
 Receipt under capital lease                        330               -              -               -                -
 Proceeds from long-term loans                   17,772               -         17,772               -                -
 Proceeds from issuance of shares to
   minority shareholders                         11,372               -         12,359               -                -
 Increase (decrease) in short-term
   credit, net                                    3,308          (1,839)         3,669          (4,302)          (1,052)
                                          -------------- --------------- -------------- --------------- ----------------

 Net cash used in financing activities          (19,594)        (10,330)        (5,716)         (8,203)         (12,308)
                                          -------------- --------------- -------------- --------------- ----------------

 Increase (decrease) in cash and cash
   equivalents                                    3,245          (2,502)         5,255              31              659
 Cash and cash equivalents at the
   beginning of the period                        5,078           4,419          3,068           1,886            4,419
                                          -------------- --------------- -------------- --------------- ----------------

 Cash and cash equivalents at the end
   of the period                          $       8,323  $        1,917  $       8,323  $        1,917  $         5,078
                                          ============== =============== ============== =============== ================


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                            TEFRON, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                NINE MONTHS ENDED             THREE MONTHS ENDED             YEAR
                                                  SEPTEMBER 30                   SEPTEMBER 30                ENDED
                                          ------------------------------ ------------------------------   DECEMBER 31,
                                               2002           2001            2002           2001             2001
                                          -------------- --------------- -------------- --------------- ----------------
                                                                   UNAUDITED                                AUDITED
                                          ------------------------------------------------------------- ----------------
 (a)   Adjustments to reconcile net
       income (loss) to net cash
       provided by operating activities

       Income and expenses not involving
         cash flows:
         Goodwill write-off               $      16,209  $            -  $           -  $            -  $             -
         Depreciation and amortization            8,923           9,222          2,938           2,996           12,227
         Severance pay, net                         220             470             34              20              458
         Deferred taxes, net                      3,202          (3,358)         1,485            (392)            (837)
         Equity in losses of an
          investee
          company                                   353             100            120             100              240
         Minority interest in earnings
         of a subsidiary                            182               -            182               -                -
         Loss from issuance to a
           third party                            1,497               -            510               -                -
         Loss (gain) on disposal of
           fixed assets                             (19)              -             (3)              -              915

       Changes in asset and liability items:

         Decrease in trade receivables            5,978           4,068          7,467           1,513            3,964
         Decrease (increase) in other
          receivables                            (1,929)          4,508           (461)            981            5,655
         Decrease (increase) in
         inventories                             (1,939)          6,232         (2,176)          2,210            7,875
         Increase (decrease) in trade
          payables                                5,274             577          1,562             964           (1,200)
         Decrease in other payables
           and accrued expenses                  (2,097)         (3,524)          (888)         (2,820)          (2,811)
                                          -------------- --------------- -------------- --------------- ----------------

                                          $      35,854  $       18,295  $      10,770  $        5,572  $        26,486
                                          ============== =============== ============== =============== ================
         Supplemental disclosure of
           non-cash investing and
           financing activities           $         811  $            -  $         732  $            -  $             -
                                          ============== =============== ============== =============== ================


The accompanying notes are an integral part of the consolidated financial statements.

                                                                     TEFRON LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S.DOLLARS IN THOUSANDS

NOTE 1:-      GENERAL

              These financial statements have been prepared as of September 30, 2002 and for the nine months and three months then ended and are to be read in conjunction with the annual financial statements of the Company as of December 31, 2001 and their accompanying notes.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2001, are applied consistently in these financial statements.

NOTE 3:-      ACCOUNTING STANDARD NO. 14 - FINANCIAL REPORTING FOR INTERIM
              PERIODS

              In August 2002, Accounting Standard No. 14 was published which discusses financial reporting for interim periods. The objective of the Standard is to determine the minimal contents for the financial reporting for interim periods, as well as to determine the principles for recognition and measurement in financial statements for interim periods.

              This accounting Standard, which is based on International Accounting Standard No. 34, "Financial Reporting for Interim Periods", replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel, which deals with financial statements for interim periods, and Opinion No. 60 which deals with the amendment of Opinion No. 43 with regard to the cancellation of the requirement to include information on nominal data in financial statements for interim periods. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

NOTE 4: -     GOODWILL

              The Company applies Opinion No. 57 - Consolidated Financial Laws and Accounting of the Institute of Certified Public Accountants in Israel. With respect to the assets impairment examination, the practice in Israel was to rely on the recommendations of SFAS No. 121 - Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with the aforesaid Standard, the impairment is examined by comparing the asset's book value against the uncapitalized amount of estimated expected further cash flows.

              SFAS No. 142 - Goodwill and Other Intangible Assets effective for fiscal years beginning at December 15, 2001, has superseded SFAS No. 121 with respect of impairment of goodwill.

              Therefore, the Company, in order to examine the impairment loss applied IAS No. 36 - Impairment of Assets, as of the beginning of the year.

              In accordance with IAS No. 36, an asset is impaired when the carrying amount of the asset exceeds its recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

              The transitional impairment loss of $ 16,209 is recognized as the cumulative effect of a change in accounting principle as at January 1, 2002, in the Company's statement of operation.

                                                                     TEFRON LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S.DOLLARS IN THOUSANDS

NOTE 5: -     INVENTORIES

                                                                               SEPTEMBER 30
                                                                       ------------------------------     DECEMBER 31
                                                                            2002           2001               2001
                                                                       --------------- -------------- ------------------
                                                                                 UNAUDITED                  AUDITED
                                                                       ------------------------------ ------------------
              Raw materials, accessories and packaging materials       $       10,566  $      11,604  $          10,221
              Work in progress                                                  9,486          8,781              7,441
              Finished products                                                 7,009          6,380              7,460
                                                                       --------------- -------------- ------------------

                                                                       $       27,061  $      26,765  $          25,122
                                                                       =============== ============== ==================

NOTE 6:-      ALBAHEALTH LLC

              On September 9, 2002, the Health Products Division of Alba Waldensian, Inc. ("Alba"), a wholly owned subsidiary of Tefron U.S. Holdings Corp., a wholly owned subsidiary of the Company, has formed a joint venture with Encompass Group, LLC, a Delaware limited liability company ("Encompass") and General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to operate Alba's health products business through AlbaHealth, LLC, a newly formed Delaware limited liability company ("AlbaHealth").

              In Connection with the joint venture, Alba contributed substantially all of the assets of its Health Products Division (together with associated liabilities, including certain existing bank indebtedness secured by such assets) to the capital of AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Each of Encompass and GE Capital contributed cash to the capital of AlbaHealth in the amount of $ 12 million and $ 1 million, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth, respectively.

              In light of the fact that the Company has the power to govern the financial and operating policies of AlbaHealth (through the right to appoint the majority of AlbaHealth's directors), the Company consolidated its financial statements with AlbaHealth.

NOTE 7:-      TRANSACTIONS WITH RELATED PARTIES

                                                       NINE MONTHS ENDED          THREE MONTHS ENDED           YEAR
                                                         SEPTEMBER 30                SEPTEMBER 30              ENDED
                                                  ----------------------------- -------------------------   DECEMBER 31,
                                                       2002           2001          2002         2001           2001
                                                  -------------- -------------- ------------ ------------ ----------------
                                                                        UNAUDITED                             AUDITED
                                                  ------------------------------------------------------- ----------------
              Sales (1)                           $         807   $        166  $       410  $        47  $           694
              Cost of sales (2)                          (1,853)        (1,850)        (636)        (622)          (2,517)
              Selling, general and
                administrative expenses                    (130)           (56)         (27)          (5)            (550)

              (1) Sales to local market through a subsidiary's principal shareholders, Macpell Industries Ltd.

              (2) Primarily rental payments, through a subsidiary's principal shareholder, Macpell Industries Ltd.

                            - - - - - - - - - - - - -

                                                                      ----------
                                                                        [LOGO]
                                                                        TEFRON
                                                                      ----------


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Tefron Ltd. (the" Company") manufactures boutique-quality everyday intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Target, Calvin Klein, Nike, DIM and Schiesser. Through the utilization of manufacturing technologies and techniques developed or refined by the Company, the Company is able to mass-produce boutique-quality garments featuring unique designs tailored to its customers' individual specifications at competitive prices. The Company`s product line includes knitted briefs, tank tops, loungewear, nightwear, bras, T-shirts and bodysuits, primarily for women.

The Company has developed the Hi-Tex manufacturing process in furtherance of the Company's strategy of streamlining its manufacturing process. This process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, enabling the production of garments with unique designs and styles, as well as a consistently high level of quality that has not been duplicated with any traditional manufacturing process.

         The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2001

SALES. Sales increased by 3.6% to $50.1 million in the third quarter of 2002 as compared with $48.3 million in the third quarter of 2001. This increase was primarily attributable to an increase in sales to Victoria's Secret.

COST OF SALES. Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead related to the Company's manufacturing operations. Cost of sales decreased by 8.0% to $39.6 million in the third quarter of 2002 as compared with $42.7 million in the third quarter of 2001. As a percentage of sales, cost of sales decreased to 79.0% in the third quarter of 2002 as compared to 88.4% in the third quarter of 2001. This decrease was primarily due to improvement in material consumption, in efficiency, continuing shifting of sewing operations to lower labor cost facilities in Jordan and by reducing other manufacturing and operating costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales and marketing, administration, finance and management activities, freight, foreign travel and other administrative costs. Selling, general and administrative expenses decreased by 5.5% to $4.5 million in the third quarter of 2002 as compared to $4.8 million in the third quarter of 2001. As a percentage of sales, selling, general and administrative expenses decreased to 9.0% in the third quarter of 2002 as compared to 9.9% in the third quarter of 2001. The decrease was primarily due the application of the fixed costs over larger sales and to the implementation of cost saving procedures, delivery on time and, as the Company adopted SFAS 142, there was no goodwill amortization this quarter.

FINANCING EXPENSES (INCOME), NET. Financing expenses decreased to $1.2 million in the third quarter of 2002 as compared to $2.0 million in the third quarter of 2001. This decrease is primarily attributable to a decrease in bank borrowings and a decline in interest rates.

OTHER EXPENSES ,NET. The company incurred a capital loss of $1.8 million in the third quarter of 2002 most of which were attributed to cost and accounting fees associated with the sale of 52% of the Health Products Division of the Company's wholly owned subsidiary, Alba Waldensian Inc.

INCOME TAXES. For accounting purposes, tax expense for the third quarter totaled $1.5 million as compared to tax benefits $ 0.4 million the third quarter of 2001 as a result of $5.6 million pretax income this quarter compared to pretax loss of $1.3 million in the third quarter in the previous year.

NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2001

SALES. Sales for the first nine months of 2002 were $139.9 million similar to $139.7 million sales for the first nine months of 2001.

COST OF SALES. Cost of sales decreased by 15.4% to $111.6 million in the first nine months of 2002 as compared with $128.7 million in the first nine months of 2001. As a percentage of sales, cost of sales decreased to 79.8% in the first nine months of 2002 as compared with 92.2% in the first nine months of 2002.

This decrease was primarily due to improvement in material consumption, in efficiency, continuing shifting of sewing operations to lower labor cost facilities in Jordan and by reducing other manufacturing and operating costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased by 13.0% to $13.7 million in the first nine months of 2002 as compared with $15.4 million in the first nine months of 2001. As a percentage of sales, selling, general and administrative expenses decreased to 9.8% in the first nine months of 2002 as compared with 11.1% in the first nine months of 2001. This decrease was primarily due to the implementation of cost saving procedures, delivery on time and, as the Company adopted SFAS 142, there was no goodwill amortization this period.

FINANCING INCOME (EXPENSES), NET. Financing expenses, net were $4.2 million in the first nine months of 2002 as compared $7.4 million in the first nine months of 2001. This decrease is primarily attributable to a decrease in bank borrowings and a decline in interest rates.

OTHER EXPENSES, NET. The company incurred capital loss of $1.8 million for the nine months of 2002 most of which were attributed to cost and accounting fees associated with the sale of 52% of the Health Products Division of the Company's wholly owned subsidiary, Alba Waldensian Inc.

INCOME TAXES. For accounting purposes, tax expenses for the first nine months of 2002 were $3.2 million as compared to tax benefits $3.4 million the first nine months of 2001 as a result of $12.1 million pretax income this period compared to pretax loss of $12.0 million for the same period last year.

EXTRAORDINARY EXPENSE . To comply with the new Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (SFAS) 142, the Company had a goodwill impairment loss of $18.8 million and reported it as cumulative effect of change in accounting principle as of January 1,2002.

LIQUIDITY AND CAPITAL RESOURCES

During the first nine months of 2002, the company generated $22.2 million of cash flow from operations and together with the proceeds of $12.4 million from the sale of 52% of the Health Products Division of the Company's wholly owned subsidiary, Alba Waldensian Inc. enabled to repay $31.0 million of bank loans . The company received during that period the sum of $1.6 million government grants which were primarily used to finance investments in fixed assets. At September 30, 2002 the company had cash and cash equivalents of $8.3 million as compared to $1.9 million a year earlier.